SUPPLEMENT, DATED MAY 23, 1997
                     TO PROSPECTUS, DATED DECEMBER 19, 1996

                        2,782,663 Shares of Common Stock
               2,226,131 Redeemable Common Stock Purchase Warrants


     The third paragraph on the front cover page of the Prospectus, dated December 19, 1996, is hereby amended and replaced in its entirety as follows:

          Pursuant to the terms of the governing Warrant Agreement, dated as of September 25, 1995, between the Company and ChaseMellon Shareholder Services, LLC, the Company, with the consent of H.J. Meyers & Co., Inc., has called for the redemption of all the Company's outstanding Redeemable Common Stock Purchase Warrants (the "Warrants") on June 25 1997, which is one business day following the Expiration Date, as defined below. To the extent that any Warrants are not exercised prior to the redemption date, the Warrants shall expire and the holders shall have no rights with respect thereto, except the right to receive a cash payment equal to $.05 for each Warrant then held.

          In order to encourage holders to exercise the Warrants, the Board of Directors has amended the Warrants to provide that each Warrant shall be exercisable for 1.25 shares of Common Stock, with an exercise price of $4.00 per share of Common Stock, or $5.00 per Warrant (the "Exercise Offer"). Thus a holder of 100 Warrants can purchase 125 shares of Common Stock at $4.00 per share, or an aggregate purchase price of $500. This offer is open from the date hereof through 5:00 p.m., Eastern Daylight Time, on June 24, 1997, unless extended by the Company in its discretion (the "Expiration Date"). For an exercise to be effective, the Letter of Transmittal, the Warrant certificates and the appropriate exercise price must be received by the Company's Warrant Agent by the Expiration Date, at the addresses set forth in the Letter of Transmittal. The Warrants will be redeemed one business day following the Expiration Date.

          Holders of Warrants electing to exercise their Warrants prior to the Expiration Date may revoke such election, so long as notice of such revocation is received on or prior to the Expiration Date. All Warrants exercised and not revoked on or prior to the Expiration Date will be accepted by the Company and the shares of Common Stock issuable upon exercise of such Warrants will be delivered to the respective holders of Warrants as soon as practicable after the Expiration Date.

          Assuming all of the outstanding 2,226,131 presently outstanding Warrants are exercised, the Company would issue approximately 2,782,663 shares of Common Stock and receive net proceeds estimated at $11,100,000, after expenses estimated at $30,000. The proceeds will be allocated to the Company's working capital for general corporate purposes. See "Purpose of the Offer" and "Financial Information" below.

     To the extent that any statement in this Prospectus Supplement conflicts with a statement contained in the Prospectus, the statements in this Prospectus Supplement shall control.

                              --------------------

     These Securities involve a high degree of risk. See "Risk Factors" beginning on page 4 of the Prospectus for certain factors related to Company and its Common Stock.

                              --------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY OR HAS A COMMISSION OR ANY SUCH AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            SUPPLEMENTAL INFORMATION

     The Prospectus is further amended to include the following additional information:

     1.   Holdings of Officers, Directors and Significant Shareholders.

     The following officers, directors and significant shareholders of the Company own the indicated Warrants.

                  Name                                       Warrants

         William T. Frantz                                    154,421
         Alan O. Maxwell                                       99,110
         WBW Trust Number One,
            William T. Weyerhaeuser, Trustee                   30,000
         Burton J. Smith, Chairman                              8,577
         James E. Rottsolk, President                           8,577
         John W. Titcomb, Jr., Director                        20,891
         Daniel J. Evans, Director                              5,882
         David N. Cutler, Director                              1,261
                                                              -------
                  Total                                       328,719
                                                              =======

     2.   Market for Common Stock and Warrants.

     The following information updates information contained on pages 13 and 14 of the Prospectus.

     The Company's Common Stock and Warrants are traded on the Nasdaq SmallCap Market under the symbols TERA and TERAW, respectively. The Company has not paid cash dividends on its Common Stock or Warrants.

     The quarterly high and low sales prices since September 26, 1995, when the Company's Common Stock and Warrants began trading publicly, are as follows:

Quarter ended                            Common Stock                            Warrants
                                    High             Low                  High             Low
                                    ----             ---                  ----             ---
September 30, 1995                  6-1/2            5-1/4                1-1/2              3/4
December 31, 1995                   6                4-1/8                1-5/8            1-1/8

March 31, 1996                      6-1/8            3-3/4               1-11/16          1-13/16
June 30, 1996                       7-1/8            4-1/8                3-3/8            1-1/4
September 30, 1996                  5-7/8            3-5/8                2-1/4            1-1/8
December 31, 1996                   7                3-1/4                2-7/8             15/16

March 31, 1997                      6-1/4            3-5/16               1-3/4              3/4
June 30, 1997                       6                3-7/8                1-3/4           1
  (through May 22, 1997)

On May 22, 1997, the closing sales price for the Common Stock was $5-1/2 and for the Warrants was $1-3/8.

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

     3.   Purpose of the Offer.

     The purpose of the Exercise Offer is to assist the Company in raising capital by providing holders with an incentive to exercise their Warrants. To the extent that Warrants are exercised, the Company will benefit from the receipt of additional working capital and an increase in the number of shares available for trading. In addition, exercises and the redemption of Warrants will simplify the Company's capital structure, enhancing the Company's ability to finance future operations, and any redemptions will result in less potential dilution to existing shareholders.

     The Company's current working capital needs depend primarily upon its personnel costs, the cost of components purchased to complete the testing of its initial MTA system prototype and manufacture start-up costs, and inventory and receivable financing associated with the production of MTA systems. The Company has experienced delays in the development of particular components of the MTA system that have increased this need for working capital, and the Company could experience significant additional delays in the manufacturing process that could further increase the Company's need for working capital. Additional working capital will be required to fund ongoing research, development and engineering efforts, development of a customer service organization and increases in its sales and marketing efforts. Additionally, the Company's administrative functions will increase in order to support its engineering and sales efforts.

     As of April 30, 1997, the Company had approximately $1.6 million in cash. These current cash resources are sufficient to meet the Company's working capital requirements through June 1997. If shipment and acceptance of the Company's initial MTA system are delayed substantially beyond June 1997, the Company will need additional capital in order to continue its present operations and inventory acquisitions. If all the Warrants were exercised, the Company would receive net proceeds of approximately $11,100,000, after estimated expenses of approximately $30,000.

     Holders of Warrants electing to exercise their Warrants prior to the Expiration Date may revoke such election, so long as notice of such revocation is received on or prior to the Expiration Date. All Warrants exercised and not revoked on or prior to the Expiration Date will be accepted by the Company and the shares of Common Stock issuable upon exercise of such Warrants will be delivered to the respective holders of Warrants as soon as practicable after the Expiration Date. All Warrants not exercised pursuant to the Exercise Offer will be redeemed by the Company for $.05 per Warrant on the first business day following the Expiration Date.

     The exercise and redemption of all such Warrants will result in the Warrants becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). After the Exercise Offer, and redemption, if any, are completed, the Company intends to terminate the registration of the Warrants.

     4.   Interest in Securities of the Issuer.

     No transaction by the Company, any executive officer or director of the Company, any person controlling the Company, of any associate or subsidiary of such person in the Warrants was effected during the past 40 business days, except that the Company, on March 20, 1997, raised $1,122,495 through the private placement to accredited investors of 299,332 shares of Common Stock, 68,167 five-year private nonredeemable warrants exercisable at $6.00 per share and 6,666 Warrants, and on March 24, 1997, raised $3 million through the sale of 3,000 shares of Series B Convertible Preferred Stock to one accredited investor, such shares being convertible in certain circumstances into shares of Common Stock.

     5.   Financial Information.

     The following summary financial information is for the fiscal years ended December 31, 1995 and 1996, and the interim periods ended March 31, 1996 and 1997.

More complete financial information may be obtained by reviewing the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 and its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1997. The Company will provide without charge a copy of these reports, other than the exhibits to such reports. Written or oral requests should be directed to the Company, 2815 Eastlake Avenue East, Seattle, WA 98102-3027, Attention:
President, telephone (206) 325-0800. The documents are also available from the website of the Securities and Exchange Commission at "http://www.sec.gov." See "Available Information" on page 3 of the Prospectus.

                                                                                                                Cumulative
                                                   Year Ended                 Three Months Ended            from inception
                                                   December 31,                    March 31,                (December 1987)
                                            ----------------------          ----------------------        through March 31,
Statement of Operations Data:                  1995           1996             1996           1997                    1997
                                            -------       --------          -------        -------        ----------------
  Revenue                                   $             $                 $              $                      $

  Net Loss                                   (5,646)       (12,077)          (3,551)        (2,415)                (29,461)

  Net Loss Per Share                         ($2.13)        ($2.27)           (0.90)         (0.36)                (17.83)

  Weighted Average
    Shares Outstanding                        2,646          5,321            3,925          6,663                  1,652

                                                      December 31, 1996                         March 31, 1997
                                               ------------------------------         -----------------------------------
                                                     Actual      Pro Forma(2)              Actual            Pro Forma(2)
                                               ------------      ------------         -----------       -----------------
Balance Sheet Data:

  Long term portion of capital leases                   114              114                  107                    107

  Working capital                                       (22)          11,078                1,452                 12,552

  Total assets                                        4,617           15,717                6,459                 17,559

  Shareholders equity                                 1,128           12,228                2,620                 13,720

--------------------

(1)  All figures are in thousands, except per share data.

(2)  Pro forma reflects the exercise of all Warrants pursuant to the Exercise
     Offer and the receipt of net proceeds estimated at $11,100,000 therefrom.
     See "Purpose of the Offer" above. In such event, the number of shares of Common Stock outstanding would increase, as of March 31, 1997, from 6,985,488 shares to 9,768,151 shares.